CleanCore Solutions, Inc.

5920 South 11th Circle, Suite 2

Omaha, NE 68137

April 20, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services

100 F Street, N.E.
Washington, DC. 20549

Attn:	Jeanne Bennett

Brian Cascio

Abby Adams

Lauren Nguyen

Re:	CleanCore Solutions, Inc.

Draft Registration Statement on Form S-1

Submitted February 15, 2023

CIK No. 0001956741

Ladies and Gentlemen:

We hereby submit the responses of CleanCore Solutions, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated March 15, 2023, providing the Staff’s comments with respect to the Company’s Draft Registration Statement on Form S-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Draft Registration Statement on Form S-1 submitted February 15, 2023

Cover Page

1.	Please revise the cover page to include the amount of voting power the controlling stockholders will own following the completion of the offering, whether you will be a “controlled company” under exchange listing rules and, if so, whether you intend to rely on any exemptions from the corporate governance requirements that are available to controlled companies.

Response: We have revised the cover page in accordance with the Staff’s comment.

2.	Revise the cover page to disclose that, in addition to the 15% over-allotment option, you will grant the representative of the underwriters “warrants to purchase up to a total number of shares of class B common stock equal to 7% of the total number of shares sold in this offering at an exercise price equal to 100% of the initial public offering price of the shares sold in this offering,” as disclosed on page 9.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

Industry and Market Data, page ii

3.	Investors are entitled to rely on the disclosure you choose to include in your document. Revise to eliminate the inappropriate disclaimers included in the caveats in this section. In addition, please revise to clarify the “same qualifications and additional uncertainties” that you believe apply to forward-looking statements obtained from third-party sources and how investors would identify those statements.

Response: We have revised the Registration Statement as reflected in Amendment No. 1 to remove disclaimers and caveats in this section. In addition, we have revised the disclosure to add language to remove the previously unclear “same qualifications and additional uncertainties” that apply to forward looking statements obtained from third-party sources and included discussion on how investors would identify those statements. We have also added a risk factor to the prospectus that speaks to the risks relating to the reliability and accuracy of third-party information in the prospectus. We believe that the cautionary statement referred to in the Staff’s comment above is fair as written and simply cautions prospective investors to consider forward looking statements from the perspective of a reasonable investor taking into account unknown risks, uncertainties, and other factors which may be beyond our control.

Our Corporate History and Structure, page 2

4.	Revise this section of the summary to address your dual class structure. In doing so, please disclose the following:

●	Describe the beneficial ownership and voting power held by the two Class A shareholders after the offering and the percentage of outstanding shares that they must retain to continue to control the outcome of matters submitted to shareholders for approval, including the election of directors, amendments to the charter or bylaws, and approval of major corporate transactions, such as a change in control, merger, consolidation or sale of assets.

●	Disclose that the disparate voting rights may have anti-takeover effects preventing a change in control transactions that the Class B shareholders might otherwise consider to be in their best interest.

●	Disclose that future issuances of convertible debt or Class A shares may be dilutive to the Class B shareholders.

●	Disclose that debt security holders, other lenders, preferred shareholders, and Class A stockholders will be superior to Class B shareholders in the event of bankruptcy or liquidation, as discussed in the risk factor on page 24. Also address the priorities of preferred stock and Class A shareholders with respect to any dividends or liquidating distributions.

●	Clarify the “certain exceptions” under which a transfer of Class A common stock may continue to be held as Class A common stock, as indicated on page 8.

●	Address the lock-up agreements and their impact, as discussed in the risk factor on page 24.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please note that we have included these disclosures in the “Dual Class Structure” section of the Summary. We respectfully advise the Staff that the class A common stock is not superior to the class B common stock with respect to liquidation and dividends. The class A common stock and class B common stock are identical in all respects except for the voting and conversion rights.

5.	Revise to clarify your corporate history. Here you state you acquired the assets of three listed entities, but your predecessor is listed as a fourth entity, CleanCore Technologies LLC, which was wholly-owned by a fifth entity, Center Ridge Holdings LLC. It is unclear whether this description agrees with that in Note 1 on page F-7, which states that “prior to such acquisition, the Company was majority owned by the same parent company, Burlington Solutions, LLC (“Parent”).” It is unclear to which “Company” this sentence refers, but it appears to be CleanCore Solutions LLC, which was owned by Burlington and Walker Water. Please clarify and provide a diagram of the structure before and after your asset acquisition, including ownership percentages and the form of business organization of any entity with an ownership interest.

Response: We have revised the corporate history section and Note 1 to clarify the corporate history. We direct the Staff to the disclosure which states that the assets of CleanCore Technologies LLC were transferred to Burlington Solutions, LLC and then to CleanCore Solutions, LLC prior to our acquisition. Since these were asset acquisitions and not ownership acquisitions, we have not included a structure diagram.

Impact of the Coronavirus Pandemic, page 5

6.	Please revise this section to reflect the current status of the pandemic, the negative impact it is currently having on your company and the anticipated potential impact. We note the risk factor disclosure on page 6, in the fourth bullet point, regarding the ongoing negative impact of the pandemic.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

Our Risks and Challenges, page 6

7.	Please revise the risk factors summary here to clarify how those listed are unique to your company. Also, please revise to highlight the risks related to your status as a controlled company and the imbalance in voting control compared to economic investment.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. The risk factors summary has been revised to replace more general risks with more specific risks related to the Company and its business. As noted above, the Company is not a controlled company.

8.	Revise the summary risk factors to specifically address the anti-takeover provisions in your charter documents and under Nevada law and provide a cross-reference to the risk factor on pages 25-26.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

Risks Related to Our Business and Industry, page 13

9.	Although disclosure of generic risks is discouraged, to the extent any risk factor including in your prospectus could involve any registrant or any offering, revise this section to include all such risk factors at the end, under the caption “General Risk Factors.” Refer to Item 3 of form S-1 and 105(a) of Regulation S-K and Section II.D. of Release No. 33-10825, “Modernization of Regulation S-K Items 101, 103, and 105” (Oct. 8, 2020). Otherwise, please revise the risk factors to tailor them to your business. We note the following risk factors as some examples: “We face significant competition,” “Increased prices for raw materials could increase our cost of sales…,” “If commodity prices such as fuel, plastic and steel increase, our margins may be negatively impacted,” and “Security threats, such as ransomware attacks…”.

Response: We have revised the Registration Statement in accordance with the Staff’s comment and prepared a “General Risk Factors” section. We have also revised individual risk factors to tailor them to our business.

Use of Proceeds, page 29

10.	Revise your business section to clarify how the use of proceeds stated here fits with your current business plan. In addition, please revise the use of proceeds to clarify whether any material part of the proceeds is to be used to discharge indebtedness. If so, please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K.

Response: We have also revised the Registration Statement in accordance with the Staff’s comment and included a description of the proceeds used to discharge indebtedness.

Overview, page 41

11.	Revise the graphics on page 42 so the font is large enough and of a high enough resolution to be legible. In the table, revise to provide a date for the cited study. Below the table, revise to remove the seals and trademarks from the government agencies included under the graphics to avoid the implication that your products are endorsed by those agencies. Revise to clarify the meaning of any trademarks you retain and otherwise explain why you have included the graphics. For example, you provided a symbol representing that your product is “Cleanseal Approved,” but do not explain it in the text. To the extent you retain the language, clarify what you mean by “recognized” by each of the EPA, FDA and USDA. Finally, please revise to explain the “GRAS” abbreviation.

Response: We have revised the Registration Statement to remove the graphic referenced in the Staff’s comment.

Customers, page 45

12.	We note your reliance on two customers, Pro-Link and Sanzonate, for 62% of your revenue for the year ended June 20, 2022, and that you do not have any “long-term contract” with any customer. Please clarify if you maintain any contracts with these or any major customers on which you depend. Refer to Item 101(h)(4)(vi) of Regulation SK. To the extent you have any contracts with customers on which you are substantially dependent, revise this section to summarize the material terms of those contracts, and file the contracts as exhibits. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

Intellectual Property, page 47

13.	Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each product, the expiration year of each patent held, and the jurisdiction of each patent. Please clearly distinguish between owned patents and patents in-licensed from third parties. In this regard it may be useful to provide tabular disclosure.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

Employees, page 48

14.	Clarify if your full-time employees include any of your executive officers.

Response: Our full-time employees do not include our executive officers. We have revised the Registration Statement accordingly.

Management, page 50

15.	When describing Mr. Adams’ experience, please disclose the industry in which Carson Enterprises operates.

Response: We have revised the Registration Statement to clarify that Carson Enterprises is in the landscaping and construction industry in accordance with the Staff’s comment.

Executive Compensation, page 55

16.	In your next filing, provide the information required by Item 402(m) and the table required by Item 402(n) of Regulation S-K for the full fiscal year, for the covered persons who received any compensation during any part of the fiscal year. Refer to Item 402(m)(3) of Regulation S-K.

Response: We respectfully advise the Staff that since the Company was not formed until August 2022, no compensation was paid during the fiscal years ended June 30, 2022 and 2021.

Principal Stockholders, page 59

17.	Please clarify why you have included the Bethor Limited shares that will convert upon completion of the offering as outstanding prior to completion of the offering. Please revise the summary to disclose the holdings and voting power of Bethor Limited and its beneficial owner in addition to Mr. Adams and Mr. Atkinson.

Response: We have included the shares of series seed preferred stock held by all holders, not just Bethor Limited, in the column for class A common stock both before and after the offering for ease of comparison. Prior to the offering, the series seed preferred stock votes with the holders of the class A common stock and class B common stock on an as-converted to class B common stock basis (i.e., 10 votes per share). Rather than including a separate column for the series seed preferred stock, we included them in class A common stock. Please see footnote 1 to the table. We have revised the summary in accordance with the Staff’s comment.

Financial Statements

Note 2. Revenue Recognition, page F-10

18.	Please tell us your consideration of disclosures related to the disaggregation of revenue required by ASC 606-10-50-5 to 50-7 and information about your products required by ASC 280-10-50-40. We note the disclosures on page 43 about your products.

Response: In accordance with the Staff’s comment, we have added a footnote to the financial statements, “Note 3. Revenue,” which provides disaggregation of revenue.

Note 4. Fair Value Measurements, page F-11

19.	Please revise to disclose the fair value hierarchy for each of your assets and liabilities that are measured at fair value under ASC 820.

Response: We have revised the language in this footnote to comply with ASC 820 in accordance with the Staff’s comment.

Note 10. Subsequent Events, page F-13

20.	Please revise to clearly disclose the accounting for the acquisition of substantially all of the assets of CleanCore, TetraClean, and Food Safety by CleanCore Solutions, Inc. on October 17, 2022. Refer to the requirements of ASC 805. In addition, clarify your consideration of Rule 3-05 of Regulation S-X related to these acquisitions.

Response: We respectfully advise the Staff that the disclosure of the accounting for the acquisition is required by ASC 805 for the acquiror. The financial statements included in the Registration Statement are those of the predecessor/ acquiree.

21.	Please explain to us why the acquisitions of CleanCore, TetraClean, and Food Safety by CleanCore Solutions, Inc. on October 17, 2022 are reflected in your financial statements at June 30, 2022 and 2021.

Response: We have revised Note 1 to remove references to CleanCore Solutions, Inc. as “the Company”. All references to “the Company” throughout the financial statements are references to the predecessor. As such, the sale of the predecessor is disclosed as a subsequent event.

General

22.	We note that this offering appears to be a firm commitment underwritten offering. We further note your disclosure that if all the shares are not sold at the initial offering price, the representative may change the offering price and other selling terms. Please tell us how you would inform investors of changes to the offering and the filings(s) you intend on making in such circumstances. As necessary, please also revise your filing to address whether the amount of proceeds from this offering may be impacted. When available, please file the underwriting agreement as an exhibit to your registration statement for review.

Response: The inability of the underwriters to sell the shares would reduce the amount of proceeds the Company would receive. The Company will inform investors of any material changes to the offering by filing an amendment to the Registration Statement. If there are immaterial changes to the number of shares sold or the public offering prices, as permitted by Rule 430A of the Securities Act, these changes will be reflected in the final prospectus. We have revised the disclosure in the second paragraph under the caption “Underwriting” in the Registration Statement to read as follows: “After the initial public offering, the representative may change the offering price and the other selling terms.” We will file the Underwriting Agreement as an Exhibit to the Registration Statement once available.

23.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: We acknowledge the Staff’s comment and confirm that there have not been, and we do not expect to present, any such written communications with or to potential investors.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (919) 213-0025 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

CleanCore Solutions, Inc.

By:	/s/ Matthew Atkinson
Matthew Atkinson
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.